UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934


                            Whitehall Jewellers, Inc.
                            -------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                    965063100
                                    ---------
                                 (CUSIP Number)


                                Seymour Holtzman
                             c/o Jewelcor Companies
                            100 N. Wilkes Barre Blvd.
                                    4th Floor
                        Wilkes Barre, Pennsylvania 18702
                                 (570) 822-6277
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                December 6, 2005
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

                                  SCHEDULE 13D

CUSIP No. 965063100
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Seymour Holtzman
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                            (b)   |x|
______________________________________________________________________________
3)    SEC USE ONLY

______________________________________________________________________________
4)    SOURCE OF FUNDS          N/A
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     698,116
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        698,116
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    698,116
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.16%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 965063100
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            SH Independence, LLC                                     20-2923276
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                            (b)   |x|
______________________________________________________________________________
3)    SEC USE ONLY

______________________________________________________________________________
4)    SOURCE OF FUNDS          N/A
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Nevada
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     698,116
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        698,116
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    698,116
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.16%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 965063100
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Holtzman Financial Advisors, LLC                          20-0236486
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  |_|
                                                            (b)  |x|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          N/A
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                        |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Nevada
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     698,116
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        698,116
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    698,116
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.16%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 965063100
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Holtzman Opportunity Fund, L.P.                           20-2923350
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  |_|
                                                            (b)  |x|
______________________________________________________________________________
3)    SEC USE ONLY

______________________________________________________________________________
4)    SOURCE OF FUNDS          WC
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Nevada
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     698,116
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        698,116
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    698,116
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.16%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    PN
______________________________________________________________________________

            This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 1, 2005 (the "Statement") by and on behalf of Seymour Holtzman, SH Independence, LLC ("Independence"), Holtzman Financial Advisors, LLC ("Advisors") and Holtzman Opportunity Fund, L.P. ("Opportunity") with respect to the shares of common stock, par value $.001 per share (the "Common Stock"), of Whitehall Jewellers, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606.

            The Statement, and this amendment thereto, are filed by the Reporting Persons in the event that the Reporting Persons may be deemed to be members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. The Reporting Persons disclaim membership in any such group.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The information contained in Item 3 of the Statement is hereby amended and supplemented as follows:

            Since the initial filing of the Statement, Opportunity exercised certain warrants to purchase 698,116 shares of Common Stock at an exercise price of $.75 per share. The amount of funds expended for such exercise was approximately $523,587 and was funded by working capital.

ITEM 4.     PURPOSE OF TRANSACTION.

            The information contained in Item 4 of the Statement is hereby amended and supplemented as follows:

            On December 6, 2005, Opportunity exercised certain warrants to purchase 698,116 shares of Common Stock at an exercise price of $.75 per share. Such exercise did not result in any change in beneficial ownership of Common Stock by the Reporting Persons and is reported for supplemental purposes only. As a result of such exercise, Opportunity became a holder of record of 698,116 shares of Common Stock prior to the announcement of the record date for the special meeting of the Issuer's stockholders to be held no later than January 31, 2006.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5(a) of the Statement is hereby amended and restated as follows:

            (a) As of the date hereof, Opportunity beneficially owns an aggregate of 698,116 shares of Common Stock, representing approximately 4.16% of the outstanding shares of Common Stock, based upon (i) the 13,970,753 shares of Common Stock reported by the Issuer to be outstanding as of November 30, 2005 in its Form 10-Q filed with the Securities and Exchange Commission ("SEC') on December 9, 2005, (ii) the 698,116 shares of Common Stock issued to Opportunity upon exercise of its Warrants, and (iii) the 2,094,346 shares of Common Stock issued to PWJ Lending LLC upon exercise of its Warrants as reported by PWJ Lending LLC and others in a Schedule 13D/A filed with the SEC on December 12, 2005, for a total of 16,763,215 shares outstanding (the "Outstanding Shares"). If, as and when the conditions to issuance of the Notes under the Purchase Agreement are satisfied or waived, and such Notes are issued, then Opportunity at that time may be deemed to beneficially own an aggregate of up to 22,666,667 shares of Common Stock potentially issuable upon conversion of the Notes, including interest shares as described above; such shares, together with the 698,116 shares of Common Stock issued upon exercise of its Warrants, would represent an aggregate of 23,364,783 shares of

Common Stock, constituting approximately 21.7% of the then outstanding shares of Common Stock based upon the 107,450,697 shares of Common Stock that would be outstanding assuming all Warrants held by the Lenders are exercised, all Notes issuable under the Purchase Agreement are issued, and all Notes held by the Investors, including interest shares, are converted.

            As the general partner of Opportunity, Advisors may be deemed to beneficially own the 698,116 shares of Common Stock owned by Opportunity, representing approximately 4.16% of the Outstanding Shares. If, as and when the conditions to issuance of the Notes under the Purchase Agreement are satisfied or waived, and such Notes are issued, then Advisors at that time may be deemed to beneficially own an aggregate of up to 22,666,667 shares of Common Stock owned by Opportunity potentially issuable upon conversion of the Notes, including interest shares as described above; such shares, together with the 698,116 shares of Common Stock owned by Opportunity issued upon exercise of its Warrants, would represent an aggregate of 23,364,783 shares of Common Stock, constituting approximately 21.7% of the then outstanding shares of Common Stock based upon the 107,450,697 shares of Common Stock that would be outstanding assuming all Warrants held by the Lenders are exercised, all Notes issuable under the Purchase Agreement are issued, and all Notes held by the Investors, including interest shares, are converted.

            As the Managing Member of Advisors, Independence may be deemed to beneficially own the 698,116 shares of Common Stock owned by Opportunity, representing approximately 4.16% of the Outstanding Shares. If, as and when the conditions to issuance of the Notes under the Purchase Agreement are satisfied or waived, and such Notes are issued, then Independence at that time may be deemed to beneficially own an aggregate of up to 22,666,667 shares of Common Stock owned by Opportunity potentially issuable upon conversion of the Notes, including interest shares as described above; such shares, together with the 698,116 shares of Common Stock owned by Opportunity issued upon exercise of its Warrants, would represent an aggregate of 23,364,783 shares of Common Stock, constituting approximately 21.7% of the then outstanding shares of Common Stock based upon the 107,450,697 shares of Common Stock that would be outstanding assuming all Warrants held by the Lenders are exercised, all Notes issuable under the Purchase Agreement are issued, and all Notes held by the Investors, including interest shares, are converted.

            As the sole member of Independence, Seymour Holtzman may be deemed to beneficially own the 698,116 shares of Common Stock owned by Opportunity, representing approximately 4.16% of the Outstanding Shares. If, as and when the conditions to issuance of the Notes under the Purchase Agreement are satisfied or waived, and such Notes are issued, then Mr. Holtzman at that time may be deemed to beneficially own an aggregate of up to 22,666,667 shares of Common Stock owned by Opportunity potentially issuable upon conversion of the Notes, including interest shares as described above; such shares, together with 698,116 shares of Common Stock owned by Opportunity issued upon exercise of its Warrants, would represent an aggregate of 23,364,783 shares of Common Stock, constituting approximately 21.7% of the then outstanding shares of Common Stock based upon the 107,450,697 shares of Common Stock that would be outstanding assuming all Warrants held by the Lenders are exercised, all Notes issuable under the Purchase Agreement are issued, and all Notes held by the Investors, including interest shares, are converted.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  December 12, 2005

                                       /s/ Seymour Holtzman
                                       ----------------------------------------
                                       Seymour Holtzman

                                       SH INDEPENDENCE, LLC


                                       By: /s/ Seymour Holtzman
                                          -------------------------------------
                                          Name:  Seymour Holtzman
                                          Title: Managing Member

                                       HOLTZMAN FINANCIAL ADVISORS, LLC
                                       By:  SH Independence, LLC, its Managing
                                            Member


                                       By: /s/ Seymour Holtzman
                                          -------------------------------------
                                          Name:  Seymour Holtzman
                                          Title: Manager


                                       HOLTZMAN OPPORTUNITY FUND, L.P.
                                       By: Holtzman Financial Advisors, LLC,
                                           its General Partner

                                       By:  SH Independence, LLC, its Managing
                                            Member

                                       By: /s/ Seymour Holtzman
                                          -------------------------------------
                                          Name:  Seymour Holtzman
                                          Title: Manager